August 10, 2006

Ms. Babette Cooper

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 3561

Washington, DC 20549-0306

Re:	Medarts Medical System, Inc.
Item 4.01 Form 8-K
Filed July 18, 2006
File No. 0-51057

Dear Ms. Cooper:

We represent Medarts Medical System, Inc. (the “Company”). We are in receipt of your letter dated July 24, 2006 in connection with the above referenced filing. Based on same, the following sets forth the Company’s responses thereto:

“Please amend your Form 8-K to state whether your former auditor resigned, declined to stand for re-election, or was dismissed, as your disclosure in paragraph (ii) only states the prior auditors were “terminated.’”

ANSWER:   Paragraph (ii) of Section (1) of the Form 8-K has been amended to disclose that the former auditor was dismissed by the Company.

“Item 304(a)(1)(ii) of Regulation S-B requires you to disclose whether the former accountant’s report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.”

ANSWER:   Paragraph (iii) of Section (1) of the Form 8-K has been amended to disclose that the Company’s financial statements on Form 10-KSB for the year ending October 31, 2005 and Form 10-SB for the year ending 2004 contained no adverse opinion or disclaimer of opinion other than an opinion of doubt about the Company’s ability to continue as a going concern. The audits were not qualified or modified as to audit scope or accounting principals.

“Revise to provide the information required by Item 304(a)(1)(iv)(B) of Regulation S-B regarding any reportable event that the former accountant advised the registrant of during the two most recent fiscal years and subsequent interim period through the date of termination. Your disclosure in paragraph (v) states there were no reportable events through January 31, 2006 as opposed to through July 14, 2006, the apparent date of termination.”

ANSWER:   Paragraph (v) of Section (1) was amended to disclose that there was no reportable event that the former accountant advised the registrant of during the two most recent fiscal years and subsequent interim period through July 14, 2006.

“To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures or the extent to which the accountant does not agree”

ANSWER:   An updated letter from the Company’s former accountants has been filed as Exhibit 16 to this amended Form 8-K.

Please advise if you have any further questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/	Peter D. Visalli
PETER D. VISALLI